CRUCIBLE ACQUISITION CORPORATION

1050 Walnut St. Ste 210

Boulder, Colorado 80302

December 31, 2020

VIA EMAIL & EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Todd Schiffman

Re:	Crucible Acquisition Corporation (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-251495)

Dear Ms. Schiffman:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-251495) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on January 4, 2021 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Michelle Gasaway of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5122 and that such effectiveness also be confirmed in writing.

Very truly yours,

Crucible Acquisition Corporation

By:	/s/ James M. Lejeal
	Name:	James M. Lejeal
	Title:	Chief Executive Officer

cc:	Skadden, Arps, Slate, Meagher & Flom LLP

Gregg A. Noel, Esq. and P. Michelle Gasaway, Esq.

cc:	Kirkland & Ellis LLP

Brian M. Janson, Esq. and David A. Curtiss, Esq.